# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tax Free Fund for Puerto Rico Residents, Inc., CIK 0001847518
CUSIP: 87675M102
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 250 MUNOZ RIVERA, TENTH FLOOR, SAN JUAN, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0001213900-22-017897
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St.,, Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 1,479,364.25; sole dispositive power 0; shared dispositive power 1,479,364.25; aggregate amount beneficially owned 1,479,364.25 (13.3% of the class)
  Comment: 1 The percentages used herein are based upon 11,128,904 shares of common stock outstanding, which represents the shares of common stock outstanding as of June 30, 2024, according to the Issuer's Semi-Annual Certified Shareholder Report (the Issuer's "Shareholder Report") filed on form N-CSRS with the Securities and Exchange Commission on September 5, 2024.
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,479,364.25; sole dispositive power 0; shared dispositive power 1,479,364.25; aggregate amount beneficially owned 1,479,364.25 (13.3% of the class)
  Comment: 1 The percentages used herein are based upon 11,128,904 shares of common stock outstanding as of June 30, 2024, as disclosed in the Issuer's Shareholder Report.
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Roxana Cruz-Rivera: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mojdeh L. Khaghan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ian McCarthy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Tax Free Fund for Puerto Rico Residents, Inc.
Address of issuer's principal executive offices: 250 MUNOZ RIVERA, TENTH FLOOR, SAN JUAN, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 12 ("Amendment No. 12") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on April 4, 2022, as amended by the Amendment No. 1 filed on April 18, 2022, Amendment No. 2 filed on April 28, 2022, Amendment No. 3 filed on June 7, 2022, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on April 12, 2023, Amendment No. 6 filed on September 14, 2023, Amendment No. 7 filed on December 8, 2023, Amendment No. 8 filed on December 11, 2023, Amendment No. 9 filed on February 9, 2024, Amendment No. 10 filed on March 20, 2024 and Amendment No. 11 filed on April 8, 2024 (collectively, the "Schedule 13D"). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following paragraph:

Ocean Capital intends to nominate director candidates to stand for election at the Issuer's 2025 annual meeting of stockholders.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (01/27/2025)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (01/27/2025)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (01/27/2025)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (01/27/2025)
- Jose R. Izquierdo II: /s/ Jose R. Izquierdo II, Jose R. Izquierdo II (01/27/2025)
- Roxana Cruz-Rivera: /s/ Roxana Cruz-Rivera, Roxana Cruz-Rivera (01/27/2025)
- Mojdeh L. Khaghan: /s/ Mojdeh L. Khaghan, Mojdeh L. Khaghan (01/27/2025)
- Ian McCarthy: /s/ Ian McCarthy, Ian McCarthy (01/27/2025)